UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 20, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG and UBS AG which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

News Release

UBS will appeal French court's judgment in cross-border matter

Zurich/Basel, 20 February 2019 – The French trial court today issued its judgment on the cross-border matter finding UBS AG guilty and UBS (France) SA of illicit solicitation and laundering of the proceeds of tax fraud and assessed a penalty of EUR 3.7 billion and EUR 15 million respectively and civil damages of EUR 800 million.

UBS strongly disagrees with the verdict. The bank has consistently contested any criminal wrongdoing in this case throughout the investigation and during the trial. The conviction is not supported by any concrete evidence, but instead is based on the unfounded allegations of former employees who were not even heard at the trial. No evidence was provided that any French client was solicited on French soil by a UBS AG client advisor to open an account in Switzerland. As no offence in France was established, the decision effectively applies French law in Switzerland. This undermines the sovereignty of Swiss law and poses significant questions of territoriality. The judgement does not depart from preconceived notions, incriminating the bank based on the fact that it offered certain legitimate and standard services under Swiss law that are also common in other jurisdictions.

The verdict also lacks proof and a credible methodology for the calculation of the fine and damages. The charges of laundering the proceeds of tax fraud are without merit, as the predicate offence of an original tax fraud of French tax payers was not proven. UBS respected and followed its obligations under Swiss and French law as well as the European Tax Savings directive, which came into force in 2004.

UBS will appeal the verdict and evaluate whether the written decision requires any additional steps. Under French law, an appeal suspends the judgment of the trial court and leads to a transfer of the case to the Court of Appeals which then retries the case in its entirety.

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com/media

UBS Group AG, News Release, 20 February 2019                                                                                                                                      Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Notice to investors

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS Group AG’s fourth quarter 2018 report, UBS Group AG's and UBS AG's third quarter 2018 report and the Annual Report on Form 20-F for the year ended 31 December 2017 for additional information. These reports are available at www.ubs.com/investors.

Cautionary statement regarding forward-looking statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including UBS Group AG’s fourth quarter 2018 report, UBS Group AG's and UBS AG's third quarter 2018 report and the Annual Report on Form 20-F for the year ended 31 December 2017. UBS undertakes no obligation to update the information contained herein. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS, and UBS accepts no liability whatsoever for the actions of third parties in this respect.

UBS Group AG, News Release, 20 February 2019                                                                                                                                      Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date: February 20, 2019